

SECU ||||||||||||||||||||| ISSION
06009701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCH
RECEIVED

AUG 0 1 2006

SEC FILE NUMBER
8- 27639

FACING PAGE
DIVISION OF MARKET

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___10/01/04___ AND ENDING___09/30/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caldwell Securities, Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

931 Hartz Way #100
(No. and Street)

Danville   CA   94526-3400
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Helmer   (925) 838-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barbara F. Hill, CPA
(Name – *if individual, state last, first, middle name*)

865 Walnut Avenue   Walnut Creek   CA   94598-3736
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John C. Helmer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Caldwell Securities, Incorporated__ , as of __September 30__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__President__
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

CALDWELL SECURITIES, INCORPORATED

For the Fiscal Year Ended
September 30, 2005

Barbara F. Hill

CERTIFIED PUBLIC ACCOUNTANT
865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Independent Auditor's Report

To the Board of Directors
of Caldwell Securities, Incorporated

I have audited the accompanying consolidated statement of financial condition of Caldwell Securities, Incorporated (the Company) as September 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated at September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules (e) – (n) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barbara F. Hill
Certified Public Accountant
November 10, 2005

Caldwell Securities, Incorporated
September 30, 2005

Table of Contents

Schedule (b)


Caldwell Securities, Incorporated
Statement of Financial Condition
September 30, 2005

ASSETS

Current Assets		
Cash		$ 55,570.56
Accounts receivable		131.16
Prepaid expenses		1,567.74
Total Current Assets		57,269.46
Fixed Assets		
Furniture, fixtures and equipment (Note 2)	55,819.92	
Accumulated depreciation	(31,404.35)	
		24,415.57
Total Fixed Assets		
Refundable deposits		800.00
Secured demand note (Note 4)		120,000.00
Total Assets		$ 202,485.03


LIABILITIES

Current Liabilities	
Accrued wages and payroll taxes	11,135.43
Pension payable	10,850.00
Accounts payable	500.00
Payroll liabilities	7,393.50
Total Current Liabilities	29,878.93
Secured demand note payable (Note 4)	120,000.00
Total Liabilities	149,878.93


SHAREHOLDER'S EQUITY

Common stock	
Authorized 10,000 shares	
Issued 100 shares - $10 par	1,000.00
Additional paid in capital	5,000.00
Retained earnings	46,606.10
Total Shareholder's Equity	52,606.10
Total Liabilities and Shareholder's Equity	$ 202,485.03


The accompanying notes are an integral part of these financial statements.

Caldwell Securities, Incorporated
Statement of Operations
For the Fiscal Year ended September 30, 2005

Income	
Advisory fees	$ 366,193.78
Dividends	7,966.83
Commissions	3,330.31
Mutual funds service fees	1,461.31
Interest income	743.16
Other income	1,000.00
Total Income	380,695.39
Expenses	
Officer's salary	197,747.86
Staff salary	51,430.00
Employee benefits and payroll taxes	42,887.92
Communications	21,032.04
Occupancy	15,232.39
Promotion	17,149.05
Travel	4,951.88
Automobile expense	7,045.73
Dues and subscriptions	8,697.60
Consultants and professional fees	7,822.25
Commissions paid	3,226.39
Regulatory fees	3,682.48
Depreciation (Note 2)	3,093.02
Other expenses	215.18
Total Expenses	384,213.79
Net Loss Before Taxes	(3,518.40)
Current taxes – state	800.00
Current taxes – federal	-
Deferred taxes – federal (Note 2)	(52.01)
Net Loss After Taxes	$ (4,266.39)

Schedule (d)


Caldwell Securities, Incorporated
Statement of Cash Flows
For the Fiscal Year ended September 30, 2005


Increases (Decreases) in Cash and Cash Equivalents

Operating Activities
    Net earnings $ (4,266.39)

    Adjustment to reconcile net earnings to net cash provided
    by operating activities

Depreciation		3,93.02
Deferred tax income		(52.01)
Changes in current assets and liabilities		
Decrease in accounts receivable	$ 319.47	
Increase in prepaid expenses	(1,216.35)	
Increase in accounts payable	500.00	
Increase in payroll taxes payable	3,763.86	
Decrease in federal tax payable	(2.00)	
Decrease in accrued wages and taxes	(10,306.41)	
Decrease in other accrued liabilities	(2,692.16)	
Net changes in current assets and liabilities		(9,633.59)
Net cash used by operations		(10,858.97)

Investing Activities

Purchase of automobile	(20,071.15)	
Purchase of computers and peripherals	(5,797.83)	
Net cash used by investing activities		(25,868.98)

Financing Activities   0

Decrease in cash and cash and cash equivalents   (36,727.95)

Cash at the beginning of the fiscal year   92,298.51

Cash and cash equivalents at the end of the year $ 55,570.56

Supplemental disclosures of cash flow information:

- The company did not pay any taxes to the Internal Revenue Service and paid $800 to the Franchise Tax Board in this fiscal year.
- No interest was paid in this fiscal year.


The accompanying notes are an integral part of these financial statements
Page 4


Caldwell Securities, Incorporated
Statement of Changes in Shareholder's Equity
and
Statement of Changes in Liabilities Subordinated
to Claims of Creditors
For the Fiscal Year ended September 30, 2005

Schedule (e)

Changes in Shareholder's Equity

Shareholder's Equity – September 30, 2004	$ 56,872.49
Net Loss October 1, 2004 - September 30, 2005	(4,266.39)
Shareholder's Equity – September 30, 2005	$ 52,606.10

Schedule (f)

Changes in Liabilities Subordinated to Claims of Creditors

Liabilities subordinated to claims of general creditors – September 30, 2004	$120,000.00
Liabilities subordinated to claims of general creditors – September 30, 2005	120,000.00
Change in liabilities subordinated to claims of general creditors	$ 0

Schedule (g)

Caldwell Securities, Incorporated
Computation of Net Capital
For the Fiscal Year ended September 30, 2005

Total ownership from Statement of Financial Condition.			$ 52,606.10
Add:			
Liabilities subordinated to claims of general creditors			
allowed in this computation			120,000.00
Total Capital and Allowed Subordinated Liabilities			$ 172,606.10
Deduct:			
Non-allowable assets			
Fixed assets (net of depreciation)		$ 24,415.57	
Prepaid expenses		1,567.74	
Refundable deposits		800.00	
Total non-allowed assets			(26,783.31)
Net Capital			$ 145,822.79

Reconciliation between Unaudited and Audited Report		
Unaudited report, September 30, 2005		$ 137,821.00
Increase September 30, 2005 payroll accruals	(11,135.43)	
Decrease September 30, 2005 pension liability	19,800.00	
Increase September 30, 2005 accounts payable	(500.00)	
Additional year-end disbursement	(215.27)	
Decrease September 30, 2005 deferred federal taxes	52.01	
Rounding	0.48	
Total reconciling items		8,001.79
Net Capital		$ 145,822.79

Schedule (h)

Computation for determination of reserve requirement pursuant to Rule 15c3-3

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities."

Schedule (i)

Information relating to possession or control requirements under Rule 15c3-3

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (j)

A reconciliation, including appropriate explanation of computation of net Capital under Rule 15c3-1 and computation for determination of reserve requirement under exhibit A of rule 15c3-3.

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (k)

Reconciliation between the audited and unaudited statements of financial condition with respect to method of consolidation.

Not applicable - exempt under K(2)(A) and (K)(2)(B) -

Either the entire transaction is cleared through Broker-Dealer, Wedbush Morgan Securities, Inc. **or** all funds and securities are promptly transmitted or delivered and funds are handled through a "Special Account for the Exclusive Benefit of Customers of Caldwell Securities"

Schedule (l)

The Oath or Affirmation is attached to the front of these financial statements.

Schedule (m)

Supplemental SIPC Schedule

Not applicable

Barbara F. Hill
CERTIFIED PUBLIC ACCOUNTANT

■

865 Walnut Avenue
Walnut Creek, California 94598
(925) 938-0892
FAX (925) 938-5387
Email: barbarahill@earthlink.net

Board of Directors
Caldwell Securities, Incorporated

Report on Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of
Caldwell Securities, Incorporated (the Company), for the year ended September 30, 2005, we considered
its internal control, including control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including tests of such
practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making
the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the
Company does not carry securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed by the Company in any of
the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two
of the objectives of internal control and the practices and procedures are to provide management with
reasonable but not absolute assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition and that transactions are executed in
accordance with management's authorization and recorded properly to permit the preparation of

Report on Internal Control
Schedule (n)
Page 2

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Barbara F. Hill
Certified Public Accountant
November 10, 2005

Note 1 – Brief History

Caldwell Securities was incorporated February 16, 1982 and began operations on June 1, 1982. The corporation is duly registered as a securities broker-dealer and investment advisor. A member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation, it clears the majority of its securities transactions through its correspondent broker, Wedbush Morgan Securities, Inc. in Los Angeles, California. It has self-cleared a small number of transactions, which usually involved dual agency crosses of shares of three independent community banks in northern California. The Company's primary source of revenue is providing fee-based investment advisory services to customers, who are predominately middle to upper income individuals and their estates, trusts and pension and retirement plans.

In July 2004 Caldwell Securities opened a branch office in Sausalito that is managed by the company's new Vice President, Joseph Helmer, a registered broker and son of John C. Helmer, President of Caldwell Securities, Inc. The operations of both the main office in Danville, California and the new office in Sausalito are supervised by John Helmer.

Note 2 – Summary of Significant Accounting Policies

These financial statements have been prepared on the accrual basis of accounting.

Furniture, fixtures and equipment are recorded at cost and are depreciated on a straight-line method over their estimated useful lives, from three to seven years. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Depreciation taken for this fiscal year is $3,093.02

Provisions for Federal Income and California Franchise taxes are provided as applicable. The difference between book and tax income taxes was being carried as a deferred tax liability. At September 30, 2004 this amounted to $52.01federal, and nothing for state. In the year ended September 30, 2005 the corporation incurred a $5,577 federal and state net operating loss that will be carried forward to offset income in future years. If all of that loss were to be used the tax savings would be about $800. Because of the uncertainty of realzing this loss in the near term no provision was made in these financial statements for the effect of this loss carryover.

In the year ended September 30, 2005 the company paid no federal estimated taxes and $800 state estimated taxes.

Note 3 – Concentrations

The Company has no known concentrations of either customer base or investments that would make the Company vulnerable to the risk of a near-term severe impact.

Note 4 – Seccured Demand Note

The Company has a notes receivable from John C. Helmer, President and CEO of Caldwell Securities, Inc. and corresponding notes payable by Caldwell Securities, Incorporated to John C. Helmer for $120,000. This non-interest bearing subordinated agreement was made pursuant to the capital requirements of 17 CFR 240.15c3-1 of the rules and regulations of the National Association of Securities Dealers, Inc. The note was executed on June 30, 1997 for $120,000. The term of that note is 10 years from June 30, 1997 to July 1, 2007.

John C. Helmer owns securities that collateralize these agreements and they consist of the following securities with market values as indicated at September 30, 2005. Only the required collateral value of $120,000 has been recorded in these financial statements:

Number of Shares	Description	Market per Share	Market Value
4800	Cascade Corporation	48.70	$ 233,760
2500	Modine Manufacturing Co.	36.68	91,700
500	Mueller Paul Co.	27.00	13,500
2800	Sturm Ruger & Co.	9.20	25,760
2,488	UMPQUA Holdings Corp	24.32	60,508
3000	Giga Tronics	4.21	12,630
1000	Ennis Business Forms	16.80	16,800
589	Proliance International Inc.	5.48	3,227
550	Wedbush, Inc. (a non-public security) priced last known transaction	56.00	30,800
5,388	Growth Fund of America	25.06	135,023
	Total		659,084

No gain or loss continengies for the above have been recorded because only $120,000, less than 20% of the value of these securities, is being carried on the books of the Company.

Note 5 – Leases

In June 1996 the Company entered into a five-year lease agreement for office space on Hartz Way in Danville. In April 2001 the Company renewed this lease for another five year term and the remaining lease payaments are $1,075 per month for $9,675 for the next fiscal year.

Note 6 – Pension and Profit Sharing Plan

The Company has an approved pension plan which allows a maximum contribution of 25% of compensation for eligible employees who work more than one thousand hours a year and have been continuously employed by the Company for two years. John Helmer, the president of the corporation, is the only full time employee who is eligible to participate in the plan. This year the Company elected not to make contribution to the plan on behalf of John Helmer.

Note 7 – Related Party Transaction

In July 2004 Joseph Helmer became a Vice President and manager of the new Sausalito branch of Caldwell Securities. Joseph Helmer is the son of John Helmer, President of Caldwell Securities, Inc.